Exhibit 99a
                                  -----------


                                  PRESS RELEASE


DynaGen's NicErase-SL Multi-Center Phase 3 Trial Shows Efficacy in One of Three Sites

CAMBRIDGE, Massachusetts, August 29, 1997 -- DynaGen, Inc. (Nasdaq:DYGN;BSE:DYG) today announced that the combined results of its 750-subject multi-center clinical trial did not yield a statistically significant difference between the placebo and NicErase(R)-SL groups. However, one center, the Tobacco Research Center at the West Virginia University School of Medicine, was able to demonstrate efficacy and achieve statistical significance. This site, under the direction of Elbert D. Glover, Ph.D., demonstrated 23% (p = 0.033) abstinence rate in subjects who received NicErase(R)-SL compared to 13% rate in subjects who received placebo treatment.

Dr. Glover was able to repeat his earlier success with NicErase(R)-SL in the Company's prior pilot Phase 3 trial in which the data from his site showed the highest trend toward efficacy. The Company believes that his previous experience with NicErase(R)-SL may have contributed to the higher therapeutic compliance observed in this pivotal trial, which resulted in the clinical efficacy achieved at the West Virginia site. The Company also believes that the overall low therapeutic compliance reported in the pivotal trial at the other two centers may have contributed to an overall lack of statistically significant efficacy.

"While we are disappointed with the overall results of this trial, the Company has to-date shown that lobeline is a safe and potentially effective non-nicotine alternative smoking cessation therapy for some smokers wanting to quit," said Dr. Indu A. Muni, President and Chief Executive Officer. "The results from Dr. Glover's site, together with the pilot Phase 3 results, should be encouraging for our alliance partners to proceed with their delivery systems for lobeline."

DynaGen has licensed NicErase(R) to Nastech Pharmaceutical Company, Inc. (Nasdaq:NSTK) for development of a nasally administered lobeline formulation. Furthermore, DynaGen has signed a memorandum of understanding with Lohmann Therapie Systeme GmbH (LTS) intended to allow LTS to develop transdermal and transbuccal patch formulations of NicErase(R).

In light of these results, management intends to discontinue the NicErase(R)-SL (sublingual tablet) program at the present time and to focus its resources on the multisource drug business and other programs now underway at DynaGen.

Any statements which are not historical facts contained in this press release are forward-looking statements that involve risks and uncertainties. Please refer to the risk factors identified in the Company's recent report on Form
10-K, including those relating to commercialization of products and the Company's limited manufacturing and marketing experience.






Contacts:
Roger Moore                                               Investor Relations
L.G. Zangani, Inc.                                        DynaGen, Inc.
(908) 788-9660                                            (617) 491-2527